SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

I-MAB
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

44975P103**
(CUSIP Number)

Richard A. Hornung

HHLR Advisors, Ltd.

Office #122, Windward 3 Building, Regatta Office Park

West Bay Road, Grand Cayman

Cayman Islands, KY1-9006

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Adriana F. Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 44975P103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “IMAB.” Each 10 ADSs represents 23 Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44975P103	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON HHLR Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,891,211 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,891,211 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,891,211 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IA

* Consists of (i) 6,909,220 ADSs representing 15,891,206 ordinary shares held by funds managed by HHLR (as defined below) and (ii) 5 ordinary shares held by a fund managed by HIM (as defined below). HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 44975P103	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,891,211 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,891,211 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,891,211 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IA

* Consists of (i) 6,909,220 ADSs representing 15,891,206 ordinary shares held by funds managed by HHLR and (ii) 5 ordinary shares held by a fund managed by HIM. HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 44975P103	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2020, as amended by Amendment No. 1 filed on December 21, 2021, Amendment No. 2 filed on March 25, 2021, Amendment No. 3 filed on June 24, 2021, Amendment No. 4 filed on September 27, 2021 and as amended hereby (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of I-MAB, an exempted Cayman Islands company (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 5(a)-(c) as set forth below.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentage used in this Schedule 13D is calculated based upon 191,911,402 Ordinary Shares outstanding as of March 31, 2023, as reported the Issuer's Annual Report of Foreign Issuer filed on Form 20-F with the Securities and Exchange Commission on May 1, 2023.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Ordinary Shares (which were in the form of ADS) effected by the Reporting Persons in the last 60 days is set forth in Annex A hereto and is incorporated herein by reference.

CUSIP No. 44975P103	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 30, 2023

HHLR Advisors, Ltd.

/s/ Audrey Woon
Name: Audrey Woon
Title: Chief Compliance Officer

HILLHOUSE INVESTMENT MANAGEMENT, LTD.

/s/ Audrey Woon
Name: Audrey Woon
Title: Chief Compliance Officer

CUSIP No. 44975P103	SCHEDULE 13D/A	Page 6 of 6 Pages

Annex A

Transactions in the Ordinary Shares in the Past 60 Days

The following tables set forth transactions in the Ordinary Shares (which were in the form of ADS) in the past 60 days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	ADSs Purchased (Sold)*	Price Per ADS ($)*

06/28/2023	(45,222)	3.0313

* The shares purchased or sold were in the form of ADS. The reported price is the price of each ADS purchased or sold. Each 10 ADSs represents 23 Ordinary Shares.